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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2009	2008	2007	2006	2005
Income from continuing operations before income taxes(1)	$18,159	$16,742	$14,492	$13,322	$12,236
Add:
Fixed charges, excluding capitalized interest	1,667	2,021	1,942	1,452	1,188

Income as adjusted before income taxes	$19,826	$18,763	$16,434	$14,774	$13,424

Fixed charges:
Interest expense	$1,108	$1,461	$1,422	$970	$745
Capitalized interest	13	15	9	11	16
Portion of rental expense representative of interest	559	560	520	482	443

Total fixed charges	$1,680	$2,036	$1,951	$1,463	$1,204

Ratio of income from continuing operations to fixed charges	11.8	9.2	8.4	10.1	11.1

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)